UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Update to Compensation Policy - Extraordinary General Meeting of ICL’s Shareholders

Item 1

Update to Compensation Policy - Extraordinary General Meeting of ICL’s Shareholders

Ahead of the Extraordinary General Meeting of Shareholders of ICL, scheduled for October 9, 2024, the Company wishes to announce an update to Section 6.3 of its Compensation Policy, which was published for shareholder approval in Item 2 of the Notice and Proxy Statement for the General Meeting, filed on Form 6-K with the U.S. Securities and Exchange Commission on August 21, 2024 (reference number: 2024-02-092251).

Key Update:

•
Sign-On Bonus: In addition to the provisions of Section 6.3 of the Company’s Compensation Policy regarding the possibility of granting a sign-on bonus in exceptional cases, it is clarified that the sign-on bonus will be limited to no more than 6 monthly salaries.

This update follows discussions with some of our investors and is made at their request.

The amended Compensation Policy is attached to this announcement as Exhibit 1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: September 26, 2024

EXHIBIT INDEX

Exhibit No.	Description

1	Update to Compensation Policy